UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 4)*

                            IXC Communications, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 per share
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                         (Title of Class of Securities)

                                  450713102
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                                 (CUSIP Number)

    Michael M. Pastore, Esq., Vice President, General Electric Investment
             Corporation, 3003 Summer Street, Stamford, CT 06904
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 16, 1999
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

        -------------------                          ------------------
        CUSIP No. 450713102                          Page 2 of 10 Pages
        -------------------                          ------------------

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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Trustees of General Electric Pension Trust
         I.R.S. # 14-6015763
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of New York
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                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,625,192 shares (4,999,365 shares upon conversion of
  OWNED BY              Preferred Stock)
    EACH                --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                0
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,625,192 shares (4,999,365 shares upon conversion of Preferred Stock)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,625,192 shares (4,999,365 shares upon conversion of Preferred Stock)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

      Not Applicable
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.7% (13.4% upon conversion of Preferred Stock)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      EP
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

        -------------------                          ------------------
        CUSIP No. 450713102                          Page 3 of 10 Pages
        -------------------                          ------------------

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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         General Electric Investment Corporation
         I.R.S. #22-2152310
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,625,192 shares (4,999,365 shares upon conversion of
  OWNED BY              Preferred Stock)
    EACH                --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                0
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,625,192 shares (4,999,365 shares upon conversion of Preferred Stock)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,625,192 shares (4,999,365 shares upon conversion of Preferred Stock)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

      Not Applicable
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.7% (13.4% upon conversion of Preferred Stock)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

        -------------------                          ------------------
        CUSIP No. 450713102                          Page 4 of 10 Pages
        -------------------                          ------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         General Electric Company
         I.R.S. # 14-0689340
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |X|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        Disclaimed (see 11 below)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               Disclaimed (see 11 below)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Beneficial ownership of all shares disclaimed by General Electric Company
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

      Disclaimed (see 11 above)
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Not Applicable (see 11 above)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             INTRODUCTORY STATEMENT

            On July 20, 1999, General Electric Pension Trust, a New York common law trust ("GEPT") and Cincinnati Bell Inc. ("Cincinnati Bell") entered into a Stock Purchase Agreement, dated as of July 20, 1999, by and among GEPT and Cincinnati Bell (the "Stock Purchase Agreement") providing for the purchase from GEPT, and the sale to Cincinnati Bell, of an aggregate of 4,999,345 shares of the common stock, par value $.01 per share (the "Common Stock"), of IXC Communications, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 4 (this "Amendment") amends a Statement on Schedule 13D, as previously amended (the "Statement"), and is being filed to report the effect of the consummation of the transactions set forth in the Stock Purchase Agreement on the beneficial ownership by GEPT in the Common Stock.

            The Stock Purchase Agreement was previously filed as Exhibit 5 to the Statement and is incorporated herein by reference.

            This Amendment is filed on behalf of GEPT, General Electric Company, a New York corporation ("GE") and General Electric Investment Corporation, a Delaware corporation and a wholly owned subsidiary of GE ("GEIC"). GEIC acts as the Investment Manager of GEPT, and may be deemed to be a beneficial owner of the shares of Common Stock and 7 1/4% Junior Convertible Preferred Stock Due 2007, par value $.01 per share (the "Preferred Stock") of the Issuer owned by GEPT. GEPT and GEIC each expressly disclaim that they are members of a "group." GE disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a "group." GEPT, GE and GEIC (collectively, the "Reporting Persons") have entered into a Joint Filing Agreement, dated July 26, 1999, a copy of which was previously attached as Schedule I to the Statement. Except as specifically provided herein, this Amendment does not modify any of the information reported on the Statement, including information with respect to the persons other than the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION

            Item 4 is hereby amended and restated in its entirety as follows:

            On July 20, 1999, GEPT entered into the Stock Purchase Agreement, which provided that Cincinnati Bell would purchase from GEPT an aggregate of 4,999,345 shares of Common Stock. Pursuant to the Stock Purchase Agreement, on July 27, 1999, GEPT sold to Cincinnati Bell 300,000 shares of Common Stock and on August 16, 1999, GEPT sold to Cincinnati Bell 4,699,345 shares of Common Stock.

            GEPT acquired the shares of Common Stock and Preferred Stock reported in the Statement as an investment in the ordinary course of business. GEPT intends to review its investment in the Issuer from time to time and, depending on market considerations and other factors, may convert its shares of Preferred Stock into shares of Common Stock, and may purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such times as it considers advisable.

            GEPT does not have any special voting rights on any matter required or permitted to be voted upon by the stockholders of the Issuer other than voting rights possessed by all holders of Common Stock.

            Except as disclosed in Item 6 of the Statement, the Reporting Persons do not have any present plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

            (j) Any action similar to any of those enumerated above.

            The foregoing response to this Item 4 is qualified in its entirety by reference to the Stock Purchase Agreement, the full text of which was previously filed as Exhibit 5 to the Statement. The Stock Purchase Agreement is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

            Paragraph (a) of Item 5 is hereby amended and restated in its entirety as follows:

            (a) The Issuer reported in the Agreement and Plan of Reorganization and Merger, dated as of July 20, 1999, by and among Cincinnati Bell, Ivory Merger Inc. and the Issuer that it had outstanding as of the close of business on July 20, 1999 an aggregate of 37,393,939 shares of Common Stock. As of the date of this Amendment, the Reporting Person may be deemed to beneficially own 4,999,345 shares of Common Stock representing approximately 13.4% of the shares of Common Stock outstanding. This number reflects the beneficial ownership of shares of Common Stock upon conversion of 322,349 shares of Preferred Stock, which shares of Preferred Stock are convertible, in the aggregate, into 1,374,173 shares of Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

            Item 7 is hereby amended and restated in its entirety as follows:

            1. Stock Exchange Agreement dated as of June 10, 1996. This exhibit is incorporated herein by reference to Exhibit 1 to the Reporting Persons' statement on Schedule 13D, dated July 9, 1996.

            2. Registration Rights Agreement dated as of June 10, 1996. This exhibit is incorporated herein by reference to Exhibit 2 to the Reporting Persons' statement on Schedule 13D, dated July 9, 1996.

            3. Certificate of Designations, dated as of March 31, 1997, executed by the Issuer. This exhibit is incorporated herein by reference to Exhibit 1 to the Reporting Persons' amendment to the statement on Schedule 13D dated April 1, 1997.

            4. Registration Rights Agreement, dated as of March 25, 1997, by and among the Issuer and the Sellers. This exhibit is incorporated herein by reference to Exhibit 2 to the Reporting Persons' amendment to the statement on
Schedule 13D dated April 1, 1997.

            5. Stock Purchase Agreement by and among GEPT and Cincinnati Bell, dated as of July 20, 1999. This exhibit is incorporated herein by reference to
Exhibit 5 to the Reporting Persons' amendment to the statement on Schedule 13D dated July 20, 1999.

            6. Agreement and Plan of Reorganization and Merger by and among Cincinnati Bell, Ivory Merger Inc. and IXC Communications, Inc., dated as of July 20, 1999. This exhibit is incorporated herein by reference to Exhibit 6 to the Reporting Persons' amendment to the statement on Schedule 13D dated July 20, 1999.

            7. Stockholder Agreement between Cincinnati Bell and GEPT, dated as of July 20, 1999. This exhibit is incorporated herein by reference to Exhibit 7 to the Reporting Persons' amendment to the statement on Schedule 13D dated July 20, 1999.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: August 18, 1999

                                    GENERAL ELECTRIC PENSION TRUST
                                    By: General Electric Investment Corporation,
                                        its Investment Manager


                                    By: /s/ Michael M. Pastore
                                        ----------------------------------------
                                        Name:  Michael M. Pastore
                                        Title: Vice President

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: August 18, 1999

                                    GENERAL ELECTRIC INVESTMENT CORPORATION


                                    By: /s/ Michael M. Pastore
                                        ----------------------------------------
                                        Name:  Michael M. Pastore
                                        Title: Vice President

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: August 18, 1999

                                    GENERAL ELECTRIC COMPANY


                                    By: /s/ John H. Myers
                                        ----------------------------------------
                                        Name:  John H. Myers
                                        Title: Vice President